FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2017

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
UNILEVER PLC

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 28 February, 2017

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 28 February 2017
Annual Financial Report

Exhibit 99

Unilever PLC ("Unilever")

28 February 2017
2016 Annual Financial Report Announcement

Unilever announces that as from today the following documents are available on its website www.unilever.com/investorrelations:

Unilever Annual Report and Accounts 2016

Unilever Annual Report on Form 20-F 2016

A copy of each of the documents listed has been submitted to the National Storage Mechanism and will shortly be available for inspection at:
www.Hemscott.com/nsm.do
. A copy of the Unilever Annual Report on Form 20-F 2016 has also been filed with the U.S. Securities and Exchange Commission and is available at: www.sec.gov/edgar.shtml.

Attached to this announcement is the additional information for the purposes of compliance with the Disclosure and Transparency Rules including principal risk factors, details of related party issues and a responsibility statement.

The unaudited 2016 Full Year and Fourth Quarter Results for the year ended 31 December 2016, which were announced on 26 January 2017, were prepared in accordance with IAS 34.

ADDITIONAL INFORMATION

PRINCIPAL RISK FACTORS

These are the risks that we see as most material to Unilever's business and performance at this time. There may be other risks that could emerge in the future.

If the circumstances in these risks occur, our cash flow, operating results, financial position, business and reputation could be materially adversely affected. In addition, risks and uncertainties could cause actual results to vary from those described, which may include forward-looking statements, or could impact on our ability to meet our targets or be detrimental to our profitability or reputation.

DESCRIPTION OF RISK
BRAND PREFERENCE

As a branded goods business, Unilever's success depends on the value and relevance of our brands and products to consumers around the world and on our ability to innovate and remain competitive.

Consumer tastes, preferences and behaviours are constantly changing and Unilever's ability to anticipate and respond to these changes and to continue to differentiate our brands and products is vital to our business.

We are dependent on creating innovative products that continue to meet the needs of our consumers. If we are unable to innovate effectively, Unilever's sales or margins could be materially adversely affected.

PORTFOLIO MANAGEMENT

Unilever's strategic investment choices will affect the long-term growth and profits of our business.

Unilever's growth and profitability are determined by our portfolio of categories, geographies and channels and how these evolve over time. If Unilever does not make optimal strategic investment decisions then opportunities for growth and improved margin could be missed.

SUSTAINABILITY

The success of our business depends on finding sustainable solutions to support long-term growth.

Unilever's Vision to accelerate growth in the business while reducing our environmental footprint and increasing our positive social impact will require more sustainable ways of doing business. In a world where resources are scarce and demand for them continues to increase it is critical that we succeed in reducing our resource consumption and converting to sustainably sourced supplies. In doing this we are dependent on the efforts of partners and various certification bodies. We are also committed to improving health and well-being and enhancing livelihoods around the world so Unilever and our communities grow successfully together. There can be no assurance that sustainable business solutions will be developed and failure to do so could limit Unilever's growth and profit potential and damage our corporate reputation.

CLIMATE CHANGE

Climate changes and governmental actions to reduce such changes may disrupt our operations and/or reduce consumer demand for our products.

Climate changes are occurring around the globe which may impact our business in various ways.

They could lead to water shortages which would reduce demand for those of our products that require a significant amount of water during consumer use. They could also lead to an increase in raw material prices or reduced availability.

Governments may take action to reduce climate change such as the introduction of a carbon tax which could impact our business through higher costs or reduced flexibility of operations.

Climate change could result therefore in making products less affordable or less available for our consumers resulting in reduced growth and profitability.

CUSTOMER RELATIONSHIPS

Successful customer relationships are vital to our business and continued growth.

Maintaining strong relationships with our existing customers and building relationships with new customers who serve changing shopper habits are necessary to ensure our brands are well presented to our consumers and available for purchase at all times.

The strength of our customer relationships also affects our ability to obtain pricing and competitive trade terms. Failure to maintain strong relationships with customers could negatively impact our terms of business with affected customers and reduce the availability of our products to consumers.

TALENT AND ORGANISATION

A skilled workforce and agile organisation are essential for the continued success of our business.

Our ability to attract, develop, organise and retain the right number of appropriately qualified people is critical if we are to compete and grow effectively.

This is especially true in our key emerging markets where there can be a high level of competition for a limited talent pool. The loss of management or other key personnel or the inability to identify, attract and retain qualified personnel could make it difficult to manage the business and could adversely affect operations and financial results.

SUPPLY CHAIN

Our business depends on purchasing materials, efficient manufacturing and the timely distribution of products to our customers.

Our supply chain network is exposed to potentially adverse events such as physical disruptions, environmental and industrial accidents or bankruptcy of a key supplier which could impact our ability to deliver orders to our customers.

The cost of our products can be significantly affected by the cost of the underlying commodities and materials from which they are made. Fluctuations in these costs cannot always be passed on to the consumer through pricing.

SAFE AND HIGH QUALITY PRODUCTS

The quality and safety of our products are of paramount importance for our brands and our reputation.

The risk that raw materials are accidentally or maliciously contaminated throughout the supply chain or that other product defects occur due to human error, equipment failure or other factors cannot be excluded.

SYSTEMS AND INFORMATION

Unilever's operations are increasingly dependent on IT systems and the management of information.

Increasing digital interactions with customers, suppliers and consumers place ever greater emphasis on the need for secure and reliable IT systems and infrastructure and careful management of the information that is in our possession.

Disruption of our IT systems could inhibit our business operations in a number of ways, including disruption to sales, production and cash flows, ultimately impacting our results.

There is also a threat from unauthorised access and misuse of sensitive information. Unilever's information systems could be subject to unauthorised access or the mistaken disclosure of information which disrupts Unilever's business and/or leads to loss of assets.

BUSINESS TRANSFORMATION

Successful execution of business transformation projects is key to delivering their intended business benefits and avoiding disruption to other business activities.

Unilever is continually engaged in major change projects, including acquisitions, disposals and organisational transformation, to drive continuous improvement in our business and to strengthen our portfolio and capabilities.

Failure to execute such transactions or change projects successfully could result in under-delivery of the expected benefits. Furthermore, disruption may be caused in other parts of the business.

ECONOMIC AND POLITICAL INSTABILITY

Unilever operates around the globe and is exposed to economic and political instability that may reduce consumer demand for our products, disrupt sales operations and/or impact the profitability of our operations.

Adverse economic conditions may affect one or more countries within a region, or may extend globally.

Government actions such as foreign exchange or price controls can impact on the growth and profitability of our local operations.

In 2016, more than half of Unilever's turnover came from emerging markets which can offer greater growth opportunities but also expose Unilever to related economic and political volatility.

TREASURY AND PENSIONS

Unilever is exposed to a variety of external financial risks in relation to Treasury and Pensions.

The relative values of currencies can fluctuate widely and could have a significant impact on business results. Further, because Unilever consolidates its financial statements in euros it is subject to exchange risks associated with the translation of the underlying net assets and earnings of its foreign subsidiaries.

We are also subject to the imposition of exchange controls by individual countries which could limit our ability to import materials paid in foreign currency or to remit dividends to the parent company.

Unilever may face liquidity risk, ie difficulty in meeting its obligations, associated with its financial liabilities. A material and sustained shortfall in our cash flow could undermine Unilever's credit rating, impair investor confidence and also restrict Unilever's ability to raise funds.

We are exposed to market interest rate fluctuations on our floating rate debt. Increases in benchmark interest rates could increase the interest cost of our floating rate debt and increase the cost of future borrowings.

In times of financial market volatility, we are also potentially exposed to counter-party risks with banks, suppliers and customers.

Certain businesses have defined benefit pension plans, most now closed to new employees, which are exposed to movements in interest rates, fluctuating values of underlying investments and increased life expectancy. Changes in any or all of these inputs could potentially increase the cost to Unilever of funding the schemes and therefore have an adverse impact on profitability and cash flow.

ETHICAL

Acting in an ethical manner, consistent with the expectations of customers, consumers and other stakeholders, is essential for the protection of the reputation of Unilever and its brands.

Unilever's brands and reputation are valuable assets and the way in which we operate, contribute to society and engage with the world around us is always under scrutiny both internally and externally.

Despite the commitment of Unilever to ethical business and the steps we take to adhere to this commitment, there remains a risk that activities or events cause us to fall short of our desired standard, resulting in damage to Unilever's corporate reputation and business results.

LEGAL AND REGULATORY

Compliance with laws and regulations is an essential part of
Unilever's business operations.

Unilever is subject to national and regional laws and regulations in such diverse areas as product safety, product claims, trademarks, copyright, patents, competition, employee health and safety, the environment, corporate governance, listing and disclosure, employment and taxes.

Failure to comply with laws and regulations could expose Unilever to civil and/or criminal actions leading to damages, fines and criminal sanctions against us and/or our employees with possible consequences for our corporate reputation.

Changes to laws and regulations could have a material impact on the cost of doing business. Tax, in particular, is a complex area where laws and their interpretation are changing regularly, leading to the risk of unexpected tax exposures. International tax reform remains a key focus of attention with the OECD's Base Erosion & Profit Shifting project and further potential tax reform in the EU and the United States.

RELATED PARTY TRANSACTIONS

The following related party balances existed with associate or joint venture businesses at 31 December:

Related party balances	€ million 2016	€ million 2015
Trading and other balances due from joint ventures	115	116
Trading and other balances due from/(to) associates	-	-

JOINT VENTURES
Sales by Unilever group companies to Unilever Jerónimo Martins and Pepsi Lipton joint ventures were €118 million and €69 million in 2016 (2015: €121 million and €69 million) respectively. Sales from Unilever Jerónimo Martins and from Pepsi Lipton joint ventures to Unilever group companies were €66 million and €51 million in 2016 (2015: €46 million and €51 million) respectively. Balances owed by/(to) Unilever Jerónimo Martins and Pepsi Lipton joint ventures at 31 December 2016 were €119 million and €(4) million (2015: €121 million and €(5) million) respectively.

ASSOCIATES
Langholm Capital Partners invests in private European companies with above-average longer-term growth prospects.

Langholm Capital II was launched in 2009. Unilever has invested €57 million in Langholm Capital II, with an outstanding commitment at the end of 2016 of €18 million (2015: €20 million).

DIRECTORS' RESPONSIBILITY STATEMENT

Each of the Directors confirms that, to the best of his or her knowledge:

·    The Unilever Annual Report and Accounts 2016, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Group's position and performance, business model and strategy;

·    The financial statements which have been prepared in accordance with International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board (in the case of the consolidated financial statements) and Financial Reporting Standard 101 'Reduced Disclosure Framework' (FRS 101) and UK accounting standards and Part 9 of Book 2 of the Dutch Civil Code (in the case of the NV parent company accounts), give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and the undertakings included in the consolidation taken as a whole; and

·    The Strategic Report includes a fair review of the development and performance of the business and the position of the Group and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Name	Function
Marijn Dekkers Ann Fudge Paul Polman Graeme Pitkethly Nils Andersen Laura Cha Vittorio Colao Louise Fresco Judith Hartmann Mary Ma Strive Masiyiwa Youngme Moon John Rishton Feike Sijbesma
Chairman
Vice-Chairman and Senior Independent Director
Chief Executive Officer
Chief Financial Officer
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director

Safe Harbour
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever's business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters.

These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

28 February 2017